04015053

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-48842

SEC MAIL PROCESSING RECEIVED MAR - 1 2004 WASH. D.C. SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Claymore Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
210 North Hale Street
(No. and Street)

Wheaton	Illinois	60187
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Charles G. Millington **(630) 416-2801**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

223 South Wacker Drive	**Chicago**	**IL**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles G. Millington, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Claymore Securities, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Signature

Chief Financial Officer

Title

Notary Public

OFFICIAL SEAL
WHITNEY A NORDENTOFT
NOTARY PUBLIC
STATE OF ILLINOIS
Commission Expires 10/16/07

This report** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition

Claymore Securities, Inc.

December 31, 2003
with Report of Independent Auditors

Claymore Securities, Inc.

Statement of Financial Condition

Year ended December 31, 2003

Contents

0401-0497918_FinCon

ERNST & YOUNG

Ernst & Young LLP
Sears Tower
233 South Wacker Drive
Chicago, Illinois 60606-6301

Phone: (312) 879-2000
www.ey.com

Report of Independent Auditors

The Board of Directors and Stockholder
Claymore Securities, Inc.

We have audited the accompanying statement of financial condition of Claymore Securities, Inc. (the Company) as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Claymore Securities, Inc. at December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 2, 2004

Claymore Securities, Inc.

Statement of Financial Condition

December 31, 2003

Assets	
Cash	$ 568,053
Deposit with clearing broker	100,796
Trade receivables	8,729,566
Securities owned, at market value	427,720
Due from Parent	547,798
Furniture, equipment, and leasehold improvements (net of accumulated depreciation and amortization of $100,436)	198,094
Other assets	44,131
	$10,616,158
Liabilities and stockholder's equity	
Accounts payable and accrued liabilities	$ 1,717,968
Obligation under capital lease	62,967
	1,780,935
Stockholder's equity:	
Common stock without par value, $10 stated value, 100,000 authorized shares, 95,500 shares issued; 71,965 shares outstanding	955,000
Additional paid-in capital	1,979,500
Retained earnings	6,306,564
Less: Treasury stock, at cost (23,535 shares)	(405,841)
Total stockholder's equity	8,835,223
	$10,616,158

See accompanying notes.

Claymore Securities, Inc.

Notes to Statement of Financial Condition

December 31, 2003

1. Organization and Summary of Significant Accounting Policies

Organization

Claymore Securities, Inc. (the Company) acts as sponsor, portfolio supervisor, and securities evaluator to various equity and fixed income unit investment trust portfolios. The Company also participates in the marketing and distribution of closed-end fund initial public offerings and supports the secondary market of the funds. The Company is a wholly owned subsidiary of Claymore Group, LLC (Parent).

In accordance with regulations under the Securities Exchange Act of 1934, the Company is registered as a broker and dealer with the Securities and Exchange Commission (SEC). The Company is registered with and is a member of the National Association of Securities Dealers, Inc. (NASD). This is a self-regulating body formed by the industry to protect its members and the investing public.

Revenue Recognition

Proprietary securities transactions and related revenues and expenses are recorded on the trade date. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition. Evaluation/surveillance fees are recognized monthly as the service is provided. Fees associated with the secondary market support servicing of closed end funds are recognized in the period in which they are earned. Distribution fees are recognized at the point contractual services are rendered. Reimbursement revenue is recognized when it is determined that organizational and offering expenses can be reimbursed from the related offering.

Trade Receivables

Trade receivables consist primarily of the discounted future cash flows associated with distribution assistance fees, out-of-pocket costs for which fund reimbursement is expected, monthly secondary market servicing fees and of evaluation fees and creation and development fees related to unit investment trust portfolios sponsored and supervised by the Company.

1. Organization and Summary of Significant Accounting Policies (continued)

Securities Owned

Securities are recorded on a trade date basis. Securities are carried at net asset value.

Income Tax Status

The Company has elected to be taxed as a qualified subchapter S subsidiary, as Parent is itself taxed as an S corporation. Thus, no tax provision is necessary as the income is reported by the owners of Parent.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are recorded at cost, net of accumulated depreciation and amortization. Depreciation is provided on a straight-line basis using estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the economic useful lives of the improvements or term of the lease.

2. Securities Owned

Securities owned at December 31, 2003, consisted of the following:

Unit investment trusts sponsored by the Company, which contain underlying portfolios of:	
Equity securities	$361,589
U.S. government securities	60,059
	421,648
Bond inventory	6,072
	$427,720

3. Employee Benefit Plan

The Company has a 401(k) plan (the Plan) covering substantially all employees. Participants may contribute from 2% to 15% of their compensation on a pretax basis. The Company can contribute a discretionary amount, subject to certain limitations as set forth in the Plan agreements. The Company did not make any contributions in 2003.

4. Commitments

The Company leases office space and various types of equipment under noncancelable leases with terms from one to five years, with certain renewal options for like terms.

At December 31, 2003, the Company's future minimum rental commitments based upon the terms under noncancelable leases, which have an initial or remaining term of one year or more, were as follows:

	Capitalized Leases	Operating Leases	Total
2004	$56,784	$164,945	$221,729
2005	9,655	115,892	125,547
2006	–	75,701	75,701
2007	–	788	788
	66,439	$357,326	$423,765
Less: Interest portion	3,472		
	$62,967		

5. Financial Instruments

All of the Company's financial instruments are carried at fair value or amounts approximating fair value. Assets, including cash, securities owned, and receivables are carried at fair value or contracted amounts, which approximate fair value. Similarly, accounts payable and accrued liabilities are carried at the contracted amount, which approximates fair value.

6. Related Parties

The Company sells to its Parent, without recourse, trade accounts receivables arising from deferred sales charges. These deferred sales charges are related to the sales of unit investment trust portfolios sponsored and supervised by the Company. The aggregate amount of receivables sold during the year ended December 31, 2003, was $14,023,387.

The Company leases their Wheaton office facilities from an entity owned by three individuals of the Company's management team. There were no amounts payable to this entity at December 31, 2003.

The Company leases their Naperville office facilities, furniture and equipment and its UIT order entry system from an entity owned by one individual of the Company's management team. An amount payable of $17,756 was owed to this entity at December 31, 2003.

7. Off-Balance Sheet Credit and Concentration of Risk

The Company has entered into a fully disclosed clearing agreement with a Clearing Broker for all unit investment trust trades between the Company and unaffiliated broker/dealer firms. The Company does not maintain accounts for public customers for unit investment trust transactions and, therefore, the Company does not effect unit investment trust transactions directly with members of the public. Consequently, at December 31, 2003, there were no amounts to be indemnified to the Clearing Broker for customer accounts.

Under the clearing arrangement with the clearing broker, the Company is required to maintain a minimum deposit of $100,000.

Approximately 75% of trade receivables is associated with the distribution services provided by one closed-end initial public offering.

8. Net Capital Requirements

The Company is subject to the net capital requirements of the SEC under rule 15c3-1. The SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. The rule prohibits a broker-dealer from engaging in any securities business at a time when its net capital is less than the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2003, the Company had net capital and net capital requirements of $739,286 and $100,000, respectively. The Company's ratio of aggregate indebtedness to net capital was 1.05 to 1.